Exhibit 99.1

CYREN LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 28, 2017

TO THE SHAREHOLDERS OF CYREN LTD.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Cyren Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Thursday, December 28, 2017 at 11:00 a.m. Eastern Time, at the offices of the Company’s subsidiary Cyren Inc., located at 1430 Spring Hill Road, Suite 330, McLean, VA 22102, for the following purposes:

1.	to elect seven Directors, five of whom are continuing Directors and two of whom are nominees of and affiliated with the Company's new investor pursuant to the WP SPA (as defined below), including the Chairman of the Board and CEO, to serve for the ensuing year or until their successors are elected;

2.	to ratify and approve the re-appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the year ending December 31, 2017 and for the year commencing January 1, 2018 and until the next annual meeting of the Company's shareholders and to authorize the Company's Board and Audit Committee to determine its fees; and

3.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2016.

Only shareholders who held Ordinary Shares of the Company at the close of business on November 27, 2017 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

The vote required to approve the resolutions to be presented is set forth in each proposal brought for shareholders approval in the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

/s/ LIOR SAMUELSON
LIOR SAMUELSON
Chairman of the Board

Herzliya, Israel

November 17, 2017

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES EITHER I) COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE, II) IF SO ELECTED BY YOU AND YOU HOLD ORDINARY SHARES OF THE COMPANY THROUGH A TEL AVIV STOCK EXCHANGE MEMBER, PLEASE COMPLETE THE INTERNET VOTING PROCESS VIA THE ELECTRONIC VOTING SYSTEM OF THE ISRAEL SECURITIES AUTHORITY AFTER RECEIVING A PERSONAL IDENTIFYING NUMBER, AN ACCESS CODE AND ADDITIONAL INFORMATION REGARDING THIS ANNUAL MEETING FROM THE MEMBER OF THE TEL AVIV STOCK EXCHANGE AND AFTER CARRYING OUT A SECURED IDENTIFICATION PROCESS, UP TO SIX HOURS BEFORE THE TIME SET FOR THE ANNUAL MEETING, OR III) IF SO ELECTED BY YOU THROUGH YOUR BROKER OR BANK, PLEASE COMPLETE THE INTERNET VOTING PROCESS AVAILABLE FOR THIS ANNUAL MEETING.

CYREN LTD.

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS

December 28, 2017

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Cyren Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Thursday, December 28, 2017 at 11:00 a.m. Eastern Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Cyren Inc., located at 1430 Spring Hill Road, Suite 330, McLean, VA 22102. The telephone number at that address is (703) 760-3320. The Company’s offices are located at 1 Sapir Road, 5th Floor, Beit Ampa, Herzliya, 46140, Israel. The telephone number at that address is (+972) 9-863-6888.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold voting rights by holding the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on November 27, 2017 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

Revocability of Votes

Any proxy submitted pursuant to this solicitation and any vote casted by means of voting via the electronic voting system of the Israel Securities Authority (the “ISA Electronic Voting System”) may be revoked by the person giving it or voting by such means at any time before its use or before the Annual Meeting by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, by casting a later vote through the ISA Electronic Voting System (until six hours prior to the time set for the Annual Meeting) or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a vote.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the holder thereof the right to one vote.

Under Israeli law, if a quorum is present in person, by proxy, by means of voting via the ISA Electronic Voting System or via the shareholder’s broker or bank broker, non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile, email or other method. We will not pay any additional compensation for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

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Copies of the Notice of the Annual Meeting and this Proxy Statement are available on the Company’s website at www.cyren.com, under the Investor Relations tab (click on the “Investor Relations” link).

It is critical for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted.

COMPENSATION OF OFFICERS

Our compensation for our executive officers is determined in accordance with our Amended Executive Compensation Policy (the “Amended Compensation Policy”), which was approved by our shareholders on December 8, 2015.

In accordance with the Israeli Companies Law, 1999 and regulations promulgated thereunder (the “Companies Law”), we are required to provide information regarding compensation received by our five most highly paid executive officers during the year ended December 31, 2016, or refer to our public filings which include such information. For details concerning the compensation received by our five most highly paid executive officers during the year ended December 31, 2016, see the our annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2017.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of November 15, 2017 the number of Shares, including options and warrants to purchase Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company's Shares and (ii) all directors and officers as a group (based on 49,838,418 shares outstanding on that date. Each of our shareholders has identical voting rights with respect to its Shares. All of the information with respect to beneficial ownership of the Shares is given to the best of our knowledge. Except where otherwise indicated, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Shares listed below have sole dispositive and voting power with respect to such Shares.

Name of Shareholder	Number of Shares and Options Owned		Percentage of Outstanding Shares
WP XII Investments BV	10,595,521		21.3%
Yelin Lapidot Holdings Management Ltd.	5,153,529	(1)	9.9%
Unterberg Capital, LLC (2)	5,108,940		10.2%
Aviv Raiz (3)	5,028,850		10.1%
Goldman Capital Management (4)	2,722,673		5.5%
All other directors and executive officers as a group (5)	2,732,722		5.3%

(1) Includes 2,991,367 shares indicated in the statement of beneficial ownership on Schedule 13G/A filed on February 8, 2017, plus an additional 2,162,162 ordinary shares upon the conversion of $4.0 million convertible note that can be converted at $1.85 per share at any time.

(2) Pursuant to Form 13G/A filed by Unterberg Capital, LLC on February 13, 2017, according to which the reporting persons detailed therein may be deemed to be the beneficial owners of 5,108,940 Shares, which includes 290,456 Shares if 290,456 warrants were exercised.

(3) Includes 69,793 options exercisable into the same number of ordinary shares.

(4) Includes 70,000 warrants exercisable into the same number of ordinary shares.

(5) Includes 2,110,629 options exercisable into the same number of ordinary shares.

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PROPOSAL ONE

ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has nine Directors in office, of whom Cary Davis and Brian Chang were appointed for service by the Company's Board of Directors pursuant to that certain Securities Purchase Agreement by and between the Company and WP XII Investments BV, an entity controlled by funds affiliated with Warburg Pincus, LLC (the “Investor”), dated November 6, 2017 (the “WP SPA”) until the next annual meeting of the Company's shareholders or until their earlier death or resignation. Pursuant to the WP SPA, for as long as the Investor and its affiliates beneficially own Shares representing at least 10% of the Company’s issued and outstanding share capital, the Investor shall have the right to nominate two Investor designated Directors for service on the Company's Board of Directors, provided that they meet the following appointment requirements: (i) each such Investor Director has provided to the Company such information as required to be provided under any applicable law by all directors of a company organized under the laws of Israel and listed on the Tel Aviv Stock Exchange (the “TASE”) and NASDAQ, (ii) each such Investor Director has provided to the Company such additional information reasonably required by the Company to be provided by all Directors for the purpose of a person's nomination as a Director of the Company, (iii) each such Investor Director has not been involved in any of the events enumerated in Item 401(f) of Regulation S-K (as in effect on the date of appointment) under the Securities Act of 1933 (to the extent material to his or her ability or integrity to serve as a Director) during the time frame contemplated therein, except, to the extent not prohibited by any applicable law, as may be approved by the Board of Directors, (iv) each such Investor Director is not subject to any order or judgment by a governmental authority or any other applicable law prohibiting service as a director of any public company organized under the laws of Israel or listed on the TASE and NASDAQ (jointly, the “Appointment Requirements”). In addition, from and after the tender offer initiated by the Investor, the number of Investor Directors that the Investor has the right under the WP SPA to require to be included in the Company’s proxies for its annual meeting of the Company's shareholders or, if applicable, special meetings of the Company's shareholders, shall equal the maximum size of the Board permitted by the Company’s Amended and Restated Articles of Association multiplied by the number of Ordinary Shares then beneficially owned by Investor and its affiliates divided by the aggregate number of issued and outstanding Ordinary Shares, rounded down to the nearest whole number. Pursuant to the foregoing, the Investor has nominated each of Cary Davis and Brian Chang for service as the Investor Directors and the Board of Directors has confirmed, based on information provided by the Investor Directors, that each of them meets the Appointment Requirements.

In accordance with the Companies Law and without derogating from the Appointment Requirements, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election as a Director of a public company, possesses the necessary qualifications and has sufficient time in order to fulfill his or her duties as a Director of the Company, taking into account the Company’s size and special needs.

The nine Directors currently in office include John Becker and David Earhart, who are the Company’s Outside Directors in accordance with the Companies Law. Mr. Earhart was re-elected for a three-year term of office commencing August 1, 2016 and until July 31, 2019 at an Annual Meeting of Shareholders held December 8, 2015 and Mr. Becker was elected for a three-year term of office commencing April 1, 2017 and until March 31, 2020 at an Annual Meeting of Shareholders held December 22, 2016, and they are not subject to re-election at the Annual Meeting

Shareholders are being asked to elect and re-elect, as applicable, the seven directors listed below. If all of the Company’s nominees are elected under this proposal 1, following the Annual Meeting there will be nine members of the Board in office, including Mr. Lior Samuelson, who will continue to serve as the Chairman of the Board.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the seven nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a Director. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified.

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If elected and re-elected, as applicable, under this proposal 1, during their term of office, the Director compensation of each of the nominees will be equal to the Director compensation which was approved by shareholders at the December 8, 2015 Annual General Meeting, i.e., a cash amount of $7,500 per quarter and an annual grant of 10,000 RSUs, as well as reimbursement for expenses incurred in the performance of the Director’s work, except for Mr. Lior Samuelson, whose compensation is detailed below, and Mr. Todd Thomson who shall be entitled to receive a cash amount of $15,000 per quarter and an annual grant of 20,000 RSUs, as well as reimbursement for expenses incurred in the performance of the Lead Director’s work. In addition, each of the Directors will be entitled to be included in the Company’s D&O Insurance and remuneration and reimbursement of expenses in accordance with the Company's customary remuneration and reimbursement of expenses policy.

If re-elected under this proposal 1, Mr. Lior Samuelson shall be entitled to the compensation for his role as CEO and will not receive any compensation as Director while he holds the role of CEO.

The Company’s Nominating Committee recommended that the following seven nominees be elected to the Board of Directors at the Annual Meeting, and the Board of Directors approved this recommendation. The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with CYREN

Hila Karah (1)(2)(4)	47	Director
Aviv Raiz (2)(4)	58	Director
Lior Samuelson	68	CEO and Chairman of the Board
Todd Thomson (3)(4)(5)	56	Lead Director
James Hamilton (1)(3)(4)(5)	53	Director
Cary Davis (1)	51	Director
Brian Chang (2)(6)	36	Director

There is no familial relationship between any of the Directors or office holders of the Company.

Cary Davis and Brian Chang are employees of an affiliate of the Investor.

(1)	Member of the Compensation Committee (in addition to John Becker and David Earhart).

(2)	Member of Nominating Committee (in addition to David Earhart).

(3)	Member of the Audit Committee (in addition to John Becker and David Earhart).

(4)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2).

(5)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law. John Becker and David Earhart are also independent directors of the Company pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law.

(6)	Observer on the Audit Committee.

Hila Karah joined the board of directors in March 2008. Ms. Karah is an independent Business Consultant and experienced Board member. She is the former chief investment officer of Eurotrust Ltd., where she focused primarily on investments in life science, internet and high tech companies. Prior to joining Eurotrust, Ms. Karah served as a partner and senior analyst at Perceptive Life Sciences LP., a New York-based hedge. Prior to Perceptive, she was a research analyst at Oracle Partners Ltd., a healthcare-focused hedge fund. Ms. Karah currently serves as a director at Intec Pharma Ltd., (NASDAQ,TASE :NTEC), a director at Dario Health Ltd., (NASDAQ : DRIO) observer at MyHeritage Ltd. (private company) and GR Dome Ltd. (private company). Ms. Karah holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UC Berkeley-UCSF JMP.

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Aviv Raiz joined the board of directors in December 2005. Mr. Raiz has over 20 years of foreign exchange market and private equity investing experience. He founded and is the president of Eurotrust Ltd. and has been a private equity investor in several high-tech, bio-tech, and Internet companies over the last ten years. Mr. Raiz received his B.A. in Economics and Political Science as well as an MBA in Finance, from Tel Aviv University.

Lior Samuelson joined the board of directors in August 2010 and has held the position of Chairman of the Board since December 2010. Mr. Samuelson became Chief Executive Officer at CYREN in 2013. During his extensive career, Mr. Samuelson has served as chairman, CEO and board member of companies in technology, telecommunications, financial services and management consulting, such as Deltathree (DDDC), PricewaterhouseCoopers Securities and The Barents Group. Mr. Samuelson was previously a managing partner with KPMG and a senior manager at Booz Allen Hamilton. Mr. Samuelson holds both a B.A. and a M.A. in economics from Virginia Tech.

Todd Thomson joined the Board of Directors in November 2011 and has held the position of Lead Director since December 2015. Mr. Thomson is chairman of Dynasty Financial Partners, as well as the founder and CEO of Headwaters Capital. He served in top management positions at Citigroup, including CFO of the Company and CEO of the Global Wealth Management division. Prior to joining Citigroup, Todd Thomson held senior executive positions at GE Capital, Barents Group and Bain & Co. He was also a board member of Cordia Bancorp and Bank of Virginia as well as chairman of the Wharton Leadership Advisory Board. Todd Thomson received his MBA, with Distinction, from the Wharton School of Business and his bachelor’s degree in economics from Davidson College.

James Hamilton joined the Board of Directors in February 2012.  Mr. Hamilton is Chief Executive Officer of Wedge Networks.  Mr. Hamilton has more than 25 years of leadership experience in senior executive roles across many highly successful high-tech companies. He brings proven success at building and leading high-potential, high growth companies from startup to IPO and often through acquisition. Mr. Hamilton was the CEO of Tipping Point, the renowned market leader in Intrusion Prevention Systems (IPS). Mr. Hamilton was also president of Click Security, and president of Efficient Networks, which also achieved a highly successful IPO and was later acquired by Siemens. He has also held various senior sales roles with multiple companies; most recently as SVP of worldwide sales and field operations at Cyan, Inc. Mr. Hamilton is also the president of Valletta Capital, LLC and is active in multiple venture capital, corporate, and charitable boards.

Cary Davis joined the board of directors in November 2017.  Mr. Davis is a Managing Director at Warburg Pincus, which he joined in 1994, and focuses on investments in the software and financial technology sectors. He also serves on the boards of several private companies. Prior to joining Warburg Pincus, he was Executive Assistant to Michael Dell at Dell Computer and a consultant at McKinsey & Company. Mr. Davis received a B.A. in economics from Yale University and an M.B.A. from Harvard Business School.

Brian Chang joined the board of directors in November 2017. Mr. Chang is a Principal at Warburg Pincus, which he joined in 2005 and returned in 2009.  Mr. Chang focuses on investments in the technology, software and financial technology sectors. He currently serves on the board of several private companies. Prior to joining Warburg Pincus, Mr. Chang worked at Merrill Lynch focusing on corporate finance and mergers and acquisitions transactions. Mr. Chang received a B.S. with Distinction in electrical engineering from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

Proposal

Shareholders are being asked to elect the seven Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

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Shareholders are being asked to adopt the following resolution:

“RESOLVED, that each of Hila Karah, Aviv Raiz, Lior Samuelson, Todd Thomson, James Hamilton, Cary Davis and Brian Chang are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected, and to approve the terms of their compensation as set forth in Proposal 1 of the Proxy Statement.”

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person, by proxy or by voting through the ISA Electronic Voting System, and voting on the election of Directors. Each Director nominee shall be voted separately.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL TWO

APPROVAL OF APPOINTMENT AND COMPENSATION OF

THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the year ending December 31, 2017 and for the year commencing January 1, 2018 and until the next annual meeting of the Company's shareholders and approved its compensation, subject to the shareholders' approval of the Board's and Audit Committee's authorization to set their compensation. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since the Company’s inception. A representative of Kost, Forer, Gabbay & Kasierer will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify and approve the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the year ending December 31, 2017 and for the year commencing January 1, 2018 and until the next annual meeting of the Company's shareholders and to authorize the Board and Audit Committee to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board delegated the authority to set the feesof the auditors to the Audit Committee. The Audit Committee pre-approved all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Shareholders are being asked to adopt the following resolution:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the year ending December 31, 2017 and for the year commencing January 1, 2018 and until the next annual meeting of the Company's shareholders and their compensation (as approved by the Audit Committee and the Board) is hereby ratified and approved.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person, by proxy or by voting through the ISA Electronic Voting System, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

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REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL

STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2016

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2016. The Annual Report on Form 20-F of the Company for the year ended December 31, 2016, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.cyren.com.

No vote is required regarding this item.

Other Matters

The Company knows of no other matters to be submitted at the upcoming Annual Meeting.

FOR THE BOARD OF DIRECTORS

/s/ LIOR SAMUELSON
LIOR SAMUELSON
Chairman of the Board

Herzliya, Israel

November 17, 2017

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